UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 1, 2022

ISLEWORTH HEALTHCARE ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-40104	86-1216057
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification Number)

360 Central Avenue, First Central Tower, Suite #800

St. Petersburg, FL 33701

(Address of principal executive offices)

(727) 245-0146

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	ISLE	The NASDAQ Stock Market LLC
Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50 per whole share	ISLEW	The NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Introductory Note

As previously disclosed in our Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on April 26, 2022, Isleworth Healthcare Acquisition Corp., a Delaware corporation (“Isleworth”), entered into an Merger Agreement and Plan of Reorganization on April 26, 2022 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Isleworth, IHAC First Merger Sub Inc., a Delaware corporation and a direct, wholly-owned subsidiary of Isleworth (“First Merger Sub”), IHAC Second Merger Sub LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of Isleworth (“Second Merger Sub”), Cytovia Holdings, Inc., a Delaware corporation (“Cytovia”), and Isleworth Healthcare Sponsor I, LLC, a Delaware limited liability company.

The Merger Agreement provides for, among other things, the following transactions at the closing: (i) First Merger Sub will merge with and into Cytovia (the “First Merger”), with Cytovia as the surviving company in the First Merger as a wholly-owned subsidiary of Isleworth (the “Surviving Corporation”), and immediately following the First Merger and as part of the same overall transaction as the First Merger, the Surviving Corporation will merge with and into Second Merger Sub (the “Second Merger” and, together with First Merger, the “Mergers”), with Second Merger Sub being the surviving entity of the Second Merger. In connection with the Mergers, Isleworth will change its name to Cytovia Therapeutics, Inc. The Mergers and the other transactions contemplated by the Merger Agreement are hereinafter referred to as the “Business Combination.”

The description of the Merger Agreement and the transactions contemplated thereby contained in this Introductory Note does not purport to be complete and is subject to and qualified in its entirety by reference to the Merger Agreement, which was filed as Exhibit 2.1 to Isleworth’s Current Report on Form 8-K, filed with the SEC on April 26, 2022.

Item 7.01.	Regulation FD Disclosure.

On June 1, 2022, Cytovia’s Chief Executive Officer, Daniel Teper, presented to an audience at the BTIG Biotech Day. Mr. Teper’s discussion and presentation included the slide presentation attached and furnished as Exhibit 99.1 to this current report on Form 8-K to an audience at the BTIG Biotech Day.

The foregoing (including Exhibit 99.1) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Additional Information and Where to Find It

This Current Report relates to a proposed business combination between Isleworth and Cytovia. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Isleworth intends to file a registration statement on Form S-4 that will include a proxy statement of Isleworth, an information statement of Cytovia and a prospectus of Isleworth. The proxy statement/information statement/prospectus will be sent to all Isleworth and Cytovia stockholders as of a record date to be established for voting on the proposed business combination and the other matters to be voted upon at a meeting of Isleworth stockholders to be held to approve the proposed business combination and other matters (the “Special Meeting”). Isleworth may also file other documents regarding the proposed business combination with the Securities and Exchange Commission (the “SEC”). After the registration statement on Form S-4 has been filed and declared effective, Isleworth will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. The definitive proxy statement/information statement/prospectus will contain important information about the proposed business combination and the other matters to be voted upon at the Special Meeting and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. Before making any voting decision, investors and security holders of Isleworth and Cytovia are urged to read the registration statement, the proxy statement/information statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about the proposed business combination.

Investors and security holders will be able to obtain free copies of the proxy statement/information statement/prospectus, and all other relevant documents filed or that will be filed with the SEC by Isleworth, through the website maintained by the SEC at www.sec.gov, or by directing a request to Isleworth Healthcare Acquisition Corp., 360 Central Avenue, First Central Tower, Suite #800, St. Petersburg, FL 33701, attention: Dan Halvorson.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Isleworth, Cytovia and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies from Isleworth stockholders in connection with the proposed transaction. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Isleworth directors and executive officers in Isleworth’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on March 29, 2022. To the extent that holdings of Isleworth securities have changed since the filing of the Annual Report on Form 10-K, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Isleworth stockholders in connection with the proposed transaction will be set forth in the proxy statement/information statement/prospectus for the proposed transaction when available. Information concerning the interests of Isleworth participants in the solicitation, which may, in some cases, be different than those of Isleworth Healthcare Acquisition Corp.’s equity holders generally, will be set forth in the proxy statement/information statement/prospectus relating to the proposed transaction when it becomes available.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy, any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law.

Forward Looking Statements

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination between Isleworth and Cytovia, including statements regarding the benefits of the proposed business combination, the anticipated timing of the proposed business combination, Cytovia’s expectations regarding cash runway, projections of market opportunity, operating results, debt levels, potential revenues, business strategies, various addressable markets, anticipated trends, industry environment, developments in markets in which Cytovia operates, the initiation, timing, progress, scope and results of Cytovia’s ongoing pre-clinical studies, planned clinical trials and research and development programs, the timing, availability and presentation of pre-clinical and regulatory developments, Cytovia’s ability to timely file and obtain approval of investigational new drug applications for its planned clinical trials, the potential benefits of Cytovia’s platforms, programs and product candidates, the development and the commercial potential, growth potential and market opportunity for Cytovia’s product candidates, if approved, and the drivers, timing, impact and results thereof, the potential and future results of current and planned collaborations, Cytovia’s ability to obtain and maintain regulatory approval of any of Cytovia’s product candidates, Cytovia’s plans to research, discover and develop additional product candidates, including by leveraging other technologies and expanding into additional indications, Cytovia’s ability to expand its manufacturing capabilities, and to manufacture its product candidates and scale production, Cytovia’s ability to meet certain milestones , and the effects of regulations and Isleworth’s or Cytovia’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “forecast,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” “positions,” “enables” and similar expressions (including the negative versions of such words or expressions).

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this Current Report on Form 8-K, including but not limited to: (i) changes in domestic and foreign business, market, financial, political, economic and legal conditions; (ii) the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of Isleworth’s securities; (iii) failure to realize the anticipated benefits of the business combination or to obtain additional financing, including financing it intends to obtain prior to the consummation of the business combination to meet the minimum cash condition contained in the business combination agreement related to the proposed business combination and to fund operations and future product development; (iv) risks relating to the uncertainty of projected information, including Cytovia’s ability to project future capital needs, cash utilization and potential cash inflows, and timing with respect to Cytovia and its product candidates; (v) uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing pre-clinical studies and planned clinical trials candidates; (vi) difficulties arising from Cytovia’s third-party licenses, or supply-chain or manufacturing challenges; (vii) unexpected safety or efficacy data observed during pre-clinical or clinical studies; (viii) the failure of the data from Cytovia’s pre-clinical trials to be indicative in human trials; (ix) the ability of Cytovia to protect its intellectual property rights; (x) trends in the industry, changes in the competitive landscape, and delays or disruptions due to the COVID-19 pandemic, including the risk that the ongoing COVID-19 pandemic and the associated containment efforts may disrupt Cytovia’s business and/or the global healthcare system (including its supply chain) more severely than it has to date or more severely than anticipated; (xi) the effects of competition on Cytovia’s future business and the ability of the combined company to grow and manage growth profitably, maintain relationships with collaborators, manufacturers, suppliers, licensors or strategic partners and retain its management and key employees; (xii) changes in the legal and regulatory framework for the industry or unexpected litigation or disputes and future expenditures; (xiii) the risk that the proposed business combination may not be completed by Isleworth’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Isleworth; (xiv) the failure to satisfy the conditions to the consummation of the proposed business combination in the anticipated manner or on the anticipated timeline, including the approval of the proposed business combination by the stockholders of Isleworth and Cytovia, the satisfaction of the minimum trust account amount following redemptions by Isleworth’s public stockholders and the receipt of certain governmental and regulatory approvals; (xv) the effect of the announcement or pendency of the proposed business combination on Cytovia’s business relationships, performance, and business generally; (xvi) risks that the announcement and consummation of the proposed business combination disrupts current plans and operations of Cytovia and Isleworth and potential difficulties in Cytovia employee retention as a result of the proposed business combination; (xvii) the outcome of any legal proceedings that may be instituted against Isleworth or Cytovia related to the agreement and plan of merger or the proposed business combination; (xviii) the ability to maintain the listing of Isleworth’s securities on the NASDAQ or the combined company’s securities on the NASDAQ or another securities exchange; (xix) the price of Isleworth’s securities, including volatility resulting from changes in the competitive and highly regulated industries in which Cytovia plans to operate, variations in performance across competitors, changes in laws and regulations affecting Cytovia’s business and changes in the combined capital structure; (xx) any changes to accounting methods of Isleworth; and (xxi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in Isleworth’ final proxy statement/information statement contained in the Form S-4 registration statement described above, including those under “Risk Factors” therein, the Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by Isleworth, or that Isleworth files in the future, from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that neither Isleworth nor Cytovia presently knows, or that Isleworth or Cytovia currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Isleworth and Cytovia assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Isleworth and Cytovia anticipate that subsequent events and developments will cause Isleworth’s and Cytovia’s assessments to change. Neither Isleworth nor Cytovia gives any assurance that either Isleworth or Cytovia will achieve its expectations.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

2.1†	Merger Agreement and Plan of Reorganization, dated as of April 26, 2022, by and among Isleworth Healthcare Acquisition Corp., IHAC First Merger Sub Inc., IHAC Second Merger Sub LLC, Cytovia Holdings, Inc., and Isleworth Healthcare Sponsor I, LLC (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 26, 2022)

99.1	BTIG China Biotech Day Presentation dated June 1, 2022.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

†

Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ISLEWORTH HEALTHCARE ACQUISITION CORP.

Date: June 6, 2022	By:	/s/ Dan Halvorson
	Name:	Dan Halvorson
	Title:	Board Director, EVP & CFO

BTIG China Biotech Day June 1st, 2022 Exhibit 99.1

Disclaimer Disclaimers This Presentation (“Presentation”) is for informational purposes only. This Presentation shall not constitute an offer to sell, or the solicitation of an offer to buy, any securities, nor shall there be any sale of securities in any states or jurisdictions in which such in which such offer, solicitation or sale would be unlawful. This Presentation has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination between Cytovia Holdings, Inc. (“Cytovia”) and Isleworth Healthcare Acquisition Corp. (“Isleworth”) and the related transactions (the “Proposed Business Combination”) and for no other purpose. Neither the United States Securities and Exchange Commission (the “SEC”) nor any securities commission of any other U.S. or non-U.S. jurisdiction has approved or disapproved of the Proposed Business Combination presented herein, or determined that this Presentation is truthful or complete. Any representation to the contrary is a criminal offense.No representations or warranties, express or implied are given in, or in respect of, this Presentation. To the fullest extent permitted by law in no circumstances will Isleworth, Cytovia or any of their respective subsidiaries, stockholders, affiliates, representatives, directors, officers, employees, advisers, or agents be responsible or liable for a direct, indirect, or consequential loss or loss of profit arising from the use of this Presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in this Presentation have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. Neither Isleworth nor Cytovia has independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness. This data is subject to change. In addition, this Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of Cytovia or the Proposed Business Combination. Viewers of this Presentation should each make their own evaluation of Cytovia, the Proposed Business Combination and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. Forward-Looking Statements Certain statements included in this Presentation that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will, “estimate,” “continue,” “anticipate,” “intend,” expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited, to statements regarding estimates and forecasts of financial and performance metrics, including the benefits of the Proposed Business Combination, the anticipated timing of Proposed Business Combination, Cytovia’s expectations regarding cash runway, projections of market opportunity, operating results, debt levels, potential revenues, growth forecasts, business strategy, various addressable markets, anticipated trends, industry environment, developments in markets in which Cytovia operates; the initiation, timing, progress, scope and results of Cytovia’s ongoing pre-clinical studies, planned clinical trials and research and development programs; the timing, availability and presentation of pre-clinical and regulatory developments; Cytovia’s ability to timely file and obtain approval of investigational new drug applications for its planned clinical trials; the potential benefits of Cytovia’s platforms, programs and product candidates; the development and the commercial potential, growth potential and market opportunity for Cytovia’s product candidates, if approved, and the drivers, timing, impact and results thereof; the potential and future results of current and planned collaborations; Cytovia’s ability to obtain and maintain regulatory approval of any of Cytovia’s product candidates; Cytovia’s plans to research, discover and develop additional product candidates, including by leveraging other technologies and expanding into additional indications; Cytovia’s ability to expand its manufacturing capabilities, and to manufacture its product candidates and scale production; and Cytovia’s ability to meet certain milestones and the effects of regulations and Isleworth’s or Cytovia’s projected future results. These statements are based on various assumptions, whether or not identified in this Presentation, and on the current expectations of the respective management of Cytovia and Isleworth and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions this presentation relies on. Many actual events and circumstances are beyond the control of Cytovia and Isleworth. These forward-looking statements are subject to a number of risks and uncertainties, including ((i) changes in domestic and foreign business, market, financial, political, economic and legal conditions; (ii) the risk that the Proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Isleworth’s securities; (iii) failure to realize the anticipated benefits of the Proposed Business Combination or to obtain additional financing, including financing the parties intend to obtain prior to the consummation of the Proposed Business Combination to meet the minimum cash condition contained in the business combination agreement related to the Proposed Business Combination and to fund operations and future product development; (iv) risks relating to the uncertainty of projected information, including Cytovia’s ability to project future capital needs, cash utilization and potential cash inflows, and timing with respect to Cytovia and its product candidates; (v) uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing pre-clinical studies and planned clinical trials candidates; (vi) difficulties arising from Cytovia’s third-party licenses, or supply-chain or manufacturing challenges; (vii) unexpected safety or efficacy data observed during pre-clinical or clinical studies; (viii) the failure of the data from Cytovia’s pre-clinical trials to be indicative in human trials; (ix) the ability of Cytovia to protect its intellectual property rights; (x) trends in the industry, changes in the competitive landscape, and delays or disruptions due to the COVID-19 pandemic, including the risk that the ongoing COVID-19 pandemic and the associated containment efforts may disrupt Cytovia’s business and/or the global healthcare system (including its supply chain) more severely than it has to date or more severely than anticipated; (xi) the effects of competition on Cytovia’s future business and the ability of the combined company to grow and manage growth profitably, maintain relationships with collaborators, manufacturers, suppliers, licensors or strategic partners and retain its management and key employees; (xii) changes in the legal and regulatory framework for the industry or unexpected litigation or disputes and future expenditures; (xiii) the risk that the Proposed Business Combination may not be completed by Isleworth’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Isleworth; (xiv) the failure to satisfy the conditions to the consummation of the Proposed Business Combination in the anticipated manner or on the anticipated timeline, including the approval of the Proposed Business Combination by the stockholders of Isleworth and Cytovia, the satisfaction of the minimum trust account amount following redemptions by Isleworth’s public stockholders and the receipt of certain governmental and regulatory approvals; (xv) the effect of the announcement or pendency of the Proposed Business Combination on Cytovia’s business relationships, performance, and business generally; (xvi) risks that the announcement and consummation of the Proposed Business Combination disrupts current plans and operations of Cytovia and Isleworth and potential difficulties in Cytovia employee retention as a result of the Proposed Business Combination; (xvii) the outcome of any legal proceedings that may be instituted against Isleworth or Cytovia related to the business combination agreement or the Proposed Business Combination; (xviii) the ability to maintain the listing of Isleworth’s securities on the NASDAQ or the combined company’s securities on the NASDAQ or another securities exchange; (xix) the price of Isleworth’s securities, including volatility resulting from changes in the competitive and highly regulated industries in which Cytovia plans to operate, variations in performance across competitors, changes in laws and regulations affecting Cytovia’s business and changes in the combined capital structure; (xx) any changes to accounting methods of Isleworth; (xxi) the ability to implement business plans, forecasts, and other expectations after the completion of the Proposed Business Combination, and identify and realize additional opportunities; and (xxii) those factors discussed in Isleworth’s Annual Report on Form 10-K for the year ended December 31, 2021 under the heading “Risk Factors,” and other documents Isleworth has filed, or will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.There may be additional risks that neither Isleworth nor Cytovia presently knows, or that Isleworth or Cytovia currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Isleworth’s and Cytovia’s expectations, plans, or forecasts of future events and views as of the date of this Presentation. Isleworth and Cytovia anticipate that subsequent events and developments will cause Isleworth’s and Cytovia’s assessments to change. However, while Isleworth and Cytovia may elect to update these forward-looking statements at some point in the future, Isleworth and Cytovia specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Isleworth’s and Cytovia’s assessments as of any date subsequent to the date of this Presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Disclaimer Use of Projections This Presentation contains projected financial information with respect to Cytovia. Such projected financial information constitutes forward-looking information, and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underlying such financial forecast information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive, and other risks and uncertainties. See “Forward-Looking Statements” above. Actual results may differ materially from the results contemplated by the financial forecast information contained in this Presentation, and the inclusion of such information in this Presentation should not be regarded as a representation by any person that the results reflected in such forecasts will be achieved. Neither Isleworth’s nor Cytovia’s independent auditors have audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation or any other purpose, and accordingly, none of such independent auditors has expressed any opinion or provided any other form of assurance with respect to such projections. There are many risks that could affect the business and results of operations of Cytovia, many of which are beyond its control. If any of these risks or uncertainties occurs, Cytovia’s business, financial condition and/or operating results could be materially and adversely harmed. Additional risks and uncertainties not currently known or those currently viewed to be immaterial may also materially and adversely affect Cytovia’s business, financial condition and/or operating results. Additional Information About the Proposed Business Combination and Where To Find It The Proposed Business Combination will be submitted to stockholders of Isleworth for their consideration. Isleworth intends to file a registration statement on Form S-4 (the “Registration Statement”) with the SEC which will include preliminary and definitive proxy statements to be distributed to Isleworth’s stockholders in connection with Isleworth’s solicitation for proxies for the vote by Isleworth’s stockholders in connection with the Proposed Business Combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Cytovia’s stockholders in connection with the completion of the Proposed Business Combination. After the Registration Statement has been filed and declared effective, Isleworth will mail a definitive proxy statement and other relevant documents to its stockholders as of the record date established for voting on the Proposed Business Combination. Isleworth’s stockholders and other interested persons are advised to read, once available, the preliminary proxy statement / prospectus and any amendments thereto and, once available, the definitive proxy statement / prospectus, in connection with Isleworth’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the Proposed Business Combination, because these documents will contain important information about Isleworth, Cytovia, and the Proposed Business Combination. Stockholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the Proposed Business Combination and other documents filed with the SEC by Isleworth, without charge, at the SEC’s website located at www.sec.gov. Isleworth, Cytovia and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Isleworth in favor of the approval of the Potential Business Combination. Information regarding Isleworth’s directors and executive officers is contained in the Isleworth Prospectus. Additional information regarding the interests of those participants, the directors and executive officers of Cytovia and other persons who may be deemed participants in the Potential Business Combination may be obtained by reading the registration statement and the proxy statement / prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph. No Offer or Solicitation INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. Trademarks This presentation contains trademarks, service marks, trade names, and copyrights of Isleworth, Cytovia, and other companies, which are the property of their respective owners. The information contained herein is as of June 2022 and does not reflect any subsequent events.

Genesis of Cytovia in the Context of the Revolution in Cell Therapy Oncology Therapies ALL: Acute lymphoblastic leukemia To our knowledge 2012: Nobel Prize awarded for the discovery of iPSC cells 2020: First publication about CAR-NK in clinic in NEJM (MD Anderson)(2) 2020: Nobel Prize awarded for CRISPR gene-editing 2021: First publication regarding the combination of NK-Engager & NK Cells (AFMD/MD Anderson) 2017: First FDA approved CAR-T Drug 2019: First clinical iPSC–NK data (FATE) 2019: Cytovia Therapeutics founded 2012: First CAR T proof-of-concept in ALL(1) iPSC technology Gene editing technology Combination therapy approach

# Cytovia is a Next-generation Biotech Company at the Forefront of the NK Revolution Towards a Cancer Cure

***First-in-class company combining gene-edited iPSC NK Cell and NK Cell-engager antibody platforms***

### iPSC-Derived NK Cell Platform

- Core iPSC technology facilitates gene-editing and highly scalable production of NK Cells from monoclonal master cell banks
- Product-specific composition of matter IP applications & licenses[1] from third-parties covering technology and targets
- Cellectis partnership structured to enable custom TALEN® gene-editing
- UCSF research partnership structured to enable optimal gene-editing loci

### Flex-NK™ Cell Engager Antibody Platform

- Quadrivalent, multifunctional antibody platform targeting NKp46
- Flexible linker that facilitates multifunctional binding
- Ability to target a wide range of tumor antigens
- Potential to combine with multiple modalities - NK Cells, immuno-oncology ("I/O") and cytokines

Cytovia Therapeutics

- ✓ **First-in-class GPC3-Targeting Program for Hepatocellular Carcinoma ("HCC") and Other Solid Tumors**
- ✓ **Multiple Near-Term Value Inflection Points: Up to Four IND Filings in 2022/2023, Including GPC3 HCC Program**
- ✓ **Broader Pipeline Includes CD38 & EGFR Targeted Product Candidates**

### Strong Management Team With Key Academic Partnerships

- Significant experience across drug discovery, development & commercialization
- NYSCF, UCSF, Hebrew University, NCI, Inserm

### China Market Access via CytoLynx Strategic Collaboration

- Cytovia is the only US iPSC NK company to have a strategic collaboration in China
- Facilitates patient access and accelerates global development of GPC3 program

### Internal R&D Team & Manufacturing Infrastructure

- MA-based fully operational R&D labs
- Puerto Rico-based cGMP cell manufacturing expected to be operational in H1 2022

(1) Exclusive or non-exclusive as to select targets

5

Premier Partnerships Providing Access to Core Technologies For Next Generation NK Cell Therapeutics cGMP Cell Manufacturing(3) Puerto Rico Research & Development Natick, MA The Cellectis $20MM convertible notes will convert into equity upon consummation of the Proposed Business Combination. The warrant associated with the Cellectis convertible note is exercisable upon consummation of the Proposed Business Combination Cytoimmune and NYSCF own equity in Cytovia Manufacturing facility expected to be operational in early 2022 (1) (2) (2)

Confidential Cytovia’s Proprietary, In-House iPSC-Derived NK Cell and NK-Engager Platforms Enabling Differentiated Therapies Across Multiple Indications Next-generation bispecific antibodies with: Proprietary quadrivalent, multifunctional format for enhanced efficiency Flexible linker that facilitates multifunctional binding NKp46 acts as a preferred activating receptor to induce NK Cell-mediated anti-tumor immunity in solid tumors Flex-NKTM Cell Engager Antibodies Next-generation iPSC-derived, allogeneic NK Cell therapy products allow for: Scalable production of NK Cells from monoclonal master cell banks Consistent product with lower cost compared to autologous therapies Potentially superior safety profile and durable efficacy compared to autologous and donor-derived approaches Gene-editing optimization and CAR insertion iPSC-Derived NK (iNK) / CAR-iNK Cells Hepatocellular Carcinoma (“HCC”) Multiple Myeloma (“MM”) Glioblastoma Multiforme (“GBM”) Other Solid Tumors Unedited iNK Cell CAR-iNK Cell Edited iNK Cell Flex-NKTM Cell Engager

iNK cells ready for infusion Combination therapy of FLEX-NKTM cell engagers and iNK cells in patients with impaired NK status Cytovia’s novel approach: FLEX-NKTM as Monotherapy or in Combinations With iNK Cells Flex-NKTM engager Endogeneous NK cell Monotherapy with FLEX-NKTM in patients with good NK status

# Cytovia Pipeline and Target IND Filing(1)

| Platform | Target | Program | Indication | Pre-Clinical | Clinical | Next Milestone IND Filings |
|---|---|---|---|---|---|---|
| Flex-NK™ Engager | GPC3 | CYT-303 | HCC | Flex-NK™ Engager | | 2H 2022 |
| | CD38 | CYT-338 | MM | Flex-NK™ Engager | | 2H 2023 |
| iNK Cell | N/A | CYT-100 | HCC | Unedited iNK Cells | | 1H 2023 |
| | N/A | CYT-150 | HCC, MM | Edited iNK Cells | | 2H 2023 |
| | GPC3 | CYT-503 | HCC | CAR-iNK Cells | | 1H 2024 |
| | CD38 | CYT-538 | MM | CAR-iNK Cells | | 1H 2024 |
| | EGFR vIII+wt | CYT-501 | GBM | CAR-iNK Cells | | 2H 2024 |

1) Based on projected funds received in the Proposed Business Combination assuming no redemptions

9

Cytovia’s US-Based R&D and cGMP Cell Manufacturing Facility R&D FACILITY AND TEAM IN NATICK, MASSACHUSETTS DESIGNED FOR PRE-CLINICAL DEVELOPMENT AND CELL THERAPY PROCESS DEVELOPMENT Capabilities include: NK biological research iNK Cell process development Gene-editing in vitro and in vivo pharmacology Toxicology and pre-clinical safety evaluations CYTOVIA’S cGMP FACILITY WILL ALLOW FOR CLINICAL AND COMMERCIAL SCALE(1) 3,000ft2 dedicated for cGMP clean rooms; six ISO 7 cleanroom suites Access to shared spaces that include quality control and process development labs Partnership with OcyonBio provides quality control assay, facility and material management services Academic and Biotech Experience Puerto Rico-based cGMP manufacturing facility expected to be operational in early 2022

# China Market Access via CytoLynx Strategic Collaboration

*Facilitates patient access and accelerates global development of GPC3 program*

## Cytovia-CytoLynx Strategic Synergies

1. Shanghai development and fully operational manufacturing hub with local management team
2. Coordination with Cytovia on integrated development through Joint Development Team
3. Patient access in China to enable and accelerate global development
4. Opportunity to expand China product pipeline

## Immediate Financial Benefits

- ✓ CytoLynx strategic collaboration established with a leading Chinese institutional investor syndicate and launched in September 2021
  - Aggregate equity investment of $45MM in Cytovia & CytoLynx
- ✓ Four products initially licensed to CytoLynx:
  - GPC3 Flex-NK™, GPC3-CAR-iNK, Unedited and Edited iNK
- ✓ Cytovia to receive milestones and royalties

## Operational Benefits

- ✓ Access to China R&D hub and cGMP manufacturing
- ✓ CytoLynx strategic collaboration to contribute to the global development of Cytovia products following FDA standards
- ✓ CytoLynx strategic collaboration to potentially develop its own pipeline for global development leveraging Cytovia's technology platforms

泰福資本 TF Capital | YF Capital | 博远资本 BioTrack Capital | Tigermed

11

Glypican 3 (GPC3) Hepatocellular Carcinoma Program

# Blue Ocean Opportunity for HCC Market

## Liver Cancer: Suboptimal Therapies Driving High Unmet Need

- Liver cancer is the 6th most common cancer and the 4th leading cause of cancer-related deaths worldwide
- High unmet need with ~72% of patients non-responsive to current standard of care (atezolizumab-bevacizumab), and progression free survival rate of 6.8 months

## Worldwide Incidence of Liver Cancer

**High Mortality:** 623K deaths annually and 5-year survival rate of less than 9%



US: 32K
EU: 66K
China: 308K
Japan: 46K
ASR per 100,000
≥8.4
5.8–8.4
4.7–5.8
3.3–4.7
<3.3
Not applicable
No data
HCC Incidences
WW: 680K
ROW: 320K

## Therapeutic Market Opportunity[1]



2020 - 2025E CAGR: 13%
$3.1BN
$1.7BN
2020
2025E

We believe that Cytovia is well positioned to address the high unmet need in HCC by developing differentiated therapies targeting novel and validated targets to drive favorable clinical outcomes for patients

(1) Data refers to small molecule therapies
Source: Evaluate Pharma; Int. Agency for Research on Cancer from WHO, 2020; N Engl J Med 2019;380:1450-62. DOI: 10.1056/NEJMra1713263; N Engl J Med 2020;382:1894-905. DOI: 10.1056/NEJMoa1915745; J Res Med Sci. 2019; 24: 86. Published online 2019 Oct 25. DOI: 10.4103/jrms.JRMS_1017_18; GlobalData 2021; Cancer Treatment Centers of America 2022

13

# Cytovia's GPC3 Lead Program Aims to Develop First-in-Class HCC Therapies

## Cytovia's GPC3 Program is Well Positioned to Address the Unmet Needs in HCC


GPC3
HN3
hYP7

- GPC3, a 70 kDa protein, is encoded by the gene GPC3 located on Xq26.2
- GPC3 can be cleaved from the cell surface into the blood
- GPC3 present at mRNA level in 70%-100% of HCC
- GPC3 mRNA either low or not detected in normal livers, focal nodular hyperplasia (FNH), and cirrhotic livers.
- GPC3 protein was highly expressed in around 70%-100% of HCCs, whereas it was undetectable in hepatocytes isolated from either healthy livers or livers with benign diseases

**First-in-Class Program**

- GPC3 Flex-NK™ + iNK Cells
- GPC3 CAR-iNK Cells

**Validation**

- GPC3 binder licensed from NCI
- hYP7 GPC3 CAR validation *in vivo*
- iNK demonstrated activity against HCC tumor cells *in vitro* and *in vivo*
- GPC3 Flex-NK™ Cell Engager combined with iNK Cells demonstrated activity against HCC tumor cells *in vitro* and *in vivo*

**Global Development**

- Strategic JV in China to facilitate patient access and accelerate global development and registration

Source: Vol 15, Suppl 1: November 2018 (Abstract collection of 2018 Beijing Liver Cancer International Conference), DOI: 10.20892/j.issn.2095-3941.2018.S035

14

HCC: Attractive Market Opportunity with High Scarcity Value for GPC3-Targeting Therapies Athenex acquired Kuur Therapeutics in May, 2021 Source: Baumhoer et al., Am J Clin Pathol 2008;129:899-906 Stage Phase 1 Pre-Clinical Pre-Clinical Pre-Clinical Pre-Clinical Pre-Clinical Pre-Clinical Cell Type CAR-T CAR-T CAR-T Vδ1 gamma delta CAR-T CAR-NK CAR-NKT iNK CAR-iNK Source Patient Patient Donor-Derived Donor-Derived Donor-Derived Donor-Derived iPSC Cell-Engager Antibodies FLEX-NKTM GPC3 Expression in Solid Tumors (% Positive Staining) GPC3 is a tumor-associated antigen expressed in broad range of tumors & predominantly absent in normal tissues Select GPC3 Development Programs (1)

# GPC3 Flex-NK™ Cell Engagers Shown to Redirect NK Cells to Kill HCC Tumors Cells *in vitro*

***CYT-303 in combination with NK Cells demonstrated anti-tumor activity in vitro with a good safety profile***

## Design and Binding Activity *in vitro*

CYT-303



GPC3
Hinge 2
Linker
NKp46
Hinge 1
WT-IgG1Fc

CYT-303 is a tetravalent NK Cell-engager via NKp46 targeting GPC3 with additional NK binding via the Fc region

Shows dose dependent binding to purified PBNK cells expressing NKp46 and Hep3B tumor cells expressing GPC3 by flow cytometry

PBNK Cells



1 000 000
100 000
10 000
1000
CYT-303 Binding (MFI of AF488)
CYT-303
hIgG1
50
2
0.08
0.0032
0
Concentrations (µg/ml)

Hep3B Cells



1 000 000
100 000
10 000
CYT-303 Binding (MFI of AF488)
CYT-303
hIgG 1
2
0.08
0.0032
0
Concentrations (µg/ml)

## Functional Activities *in vitro*

### Dose-dependent cytotoxicity of CYT-303



PBNK - Hep3B
Percentage of Killing (%)
40
30
20
10
0
CYT-303
GPC3 mAb
NKp46 mAb
IgG1
10
2
0.4
0.08
0.016
0.0032
0
µg/ml

CYT-303 showed cytotoxic activation of NK Cells against Hep3B tumors *in vitro*

Redirected higher PBNK cytolysis of Hep3B tumors compared to single mAbs directed against GPC3 or NKp46 at the indicated CYT-303 concentrations at a fixed E/T=1 for 5 hours was assessed by flow cytometry using a cell viability dye. Dose dependent CYT-303 cytolysis of Hep3B tumors was observed that peaked around 2-0.4 µg/ml.

### Relative antibody-triggered fratricide



Percentage of killing (%)
50
40
30
20
10
0
CYT-303
Dara
IgG1
100
50
10
2
0.4
0.08
µg/ml

CYT-303 showed favorable *in vitro* NK Cell fratricide (see graph), immune cell and cytokine release profile ( published data)

NK Cell fratricide by CYT-303 was evaluated using purified PBNK's in the presence of CYT-303 or daratumumab or human IgG by flow cytometry using the live dead cell dye. While daratumumab showed significant fratricide of PBNK cells, no significant fratricide was observed with CYT-303

Source: Arulandam et al, AACR, poster 2752 AACR 2022

16

Cytovia’s Unedited iNK Cells Demonstrated in vitro & in vivo Cytotoxicity Source: Arulandam et al, AACR, poster 2752 AACR 2022 Cytotoxic Activity in vitro Anti-tumor Activity in vivo iNK Cells Demonstrated the Ability to Inhibit HepG2 Tumor Growth iNK Cells Shown to Potently Kill K562 Tumor Targets

The Combination of CYT-303 and iNKs Showed Greater Hep3B Tumor Growth Inhibition Compared to iNKs Alone In an in vivo Model of Hepatocellular Carcinoma (HCC) Proof-of-concept of CYT-303 and iNK combination in vivo presented at AACR 2022 Functional Activities in vivo Source: Arulandam et al, AACR, poster 2752 AACR 2022 Tumor growth inhibition triggered by CYT-303 and iNK cells

# HCC-Specific Multi-Cohort Phase 1/2 Study Design

*Trials designed to evaluate monotherapy and combinations*



Expected Enrollment
Phase 1
Dose expansion
H1 '23
CYT-303 Dose Escalation Arm A
DL1
DLx
RP2D Mono
Crossover Continue A add B
CYT-303 RP2D
H1 '23
CYT-100 Dose Escalation Arm B
DL1
DLx
RP2D Mono
Crossover To Arm A
CYT-100 RP2D
H1 '24
CYT-303 + CYT-100 Combo Arm C
Combo DL1
Combo DLx
Combo RP2D
Combo RP2D
CYT-303
CYT-100

DL1: Initial Dose Level
DLx: Dose Level Escalation
RP2D: Recommended Phase 2 Dose

19

Broader Pipeline Multiple Myeloma and Glioblastoma Programs

Cytovia's Novel Multifunctional Tetravalent CD38 NKp46 FLEX-NKTM Engagers Actively Target and Kill Multiple Myeloma Cells While Sparing Immune Cells CD38 is a clinically and commercially validated target providing a balanced risk profile to Cytovia’s pipeline Source: Evaluate Pharma; Arulandam et al, AACR, poster 3436 AACR 2022 Multiple myeloma (MM) is one of the most frequent hematological malignancies: 35K new cases/year in US, with ≈150K affected worldwide, cycling through multiple lines Large market ($22 B in 2021) dominated by biologics and cell therapy. J&J Darzalex CD38 mAb (daratumumab) reached $6.02B sales in 2021. CYT-338: Design and Binding Activity in vitro In vivo studies have demonstrated tumor burden reduction and improved survival in models of multiple myeloma (data on file to be presented at EHA 2022). China: 308K Functional Activities in vitro Multiple Myeloma: Large Market Opportunity Hinge 2 Linker Hinge 1 CD38 CYT-338 NKp46 IgG1Fc Cytovia CD38 NKp46 engager (CYT-338) showed dose dependent binding to CD38 expressing multiple myeloma cell lines with ~ 3-fold higher mean fluorescence intensity than anti-CD38 monoclonal antibody (mAb) or daratumumab alone CYT-338 PB-NK cell redirected cytolysis against multiple myeloma MM1S cells (upper left graph) CYT-338 mediated patient PBNK cell redirected cytolysis of multiple myeloma patient plasma cells (upper right graph) CYT-338 showed minimal NK cell fratricide (lower left graph), immune depletation and cytokine release compared to daratumumab in human PBMCs (published data) Relative cytoxicity of CD38 antibodies Relative antibody-triggered fratricide

# Intracranial EGFR Dual Targeting CAR-NK Shown to Improve Survival in *in vivo* Model of Glioblastoma

*Cytovia's CYT-501 is a potential first-in-class iPSC CAR-iNK product to target both wtEGFR & EGFR vIII*

**EGFR CAR-NK Cell Therapy Clinical Candidate Licensed by Cytovia from CytoImmune**

**Glioblastoma Multiforme** is the most aggressive brain cancer with one of the highest unmet needs in the oncology market

CytoImmune Therapeutics



**Michael Caligiuri, MD**
Founder & CMO
CytoImmune

President City of Hope
National Medical Center

**Rationale for EGFR dual targeting**

- 20-40% of EGFR-amplified GBM harbor the EGFR vIII mutant which shows constitutive activation without ligand
- EGFR vIII drives tumorigenicity and mediates radio and chemo-resistance
- New therapies (bispecifcs & CAR-T) are targeting only EGFR vIII
- Targeting only EGFR vIII fails to have clinically relevant activity or durability of response

## MAIN RESULTS

✓ EGFR-CAR-modified NK Cell lines could efficiently eliminate both *in vitro* and *in vivo* GBM and GSCs cells expressing either wtEGFR or EGFR vIII (first 2 graphs on the right)

✓ Intracranial delivery ensured localization of EGFR CAR-NK Cells in the brain without migrating to other organs or tissues and without causing obvious systemic toxicity (lower graph on the right)

✓ EGFR-CAR-modified NK Cell lines prolonged the survival of an orthotopic *in vivo* model of human GBM

**Pre Clinical effectiveness:** NK-92-EGFR-CAR cells inhibit GB tumour growth and prolong survival of tumour-bearing mice in two orthotopic xenograft GB models expressing both EGFRVIII and wtEGFR ( graphs on the right)



**Localization and safety:** Intratumorally infused NK-92-EGFR-CAR cells do not migrate outside the tumour into normal brain tissue or other organs (graph on the right)


brain
lung
spleen
CD56-APC
CD3-V450

EGFR-CAR Licensed Construct


anti-EGFR scFv
SP
VH
linker
VL
hinge
CD28
CD3ζ

Source: Yan, Caligiuri, Yu et al, Sci Rep. 2015
Yu, Caligiuri, et al, 2020.

22

Cytovia Therapeutics: Platform Technologies and Manufacturing

# iPSC Technology May Provide Significant Benefits Over Existing Cell Therapy Approaches[1]

## iPSC-Derived Cells

1. Unlimited replicative capacity without loss of functionality
2. Streamlined capacity and product consistency
3. Capability to enable quality control when complex gene editing is used

- Hematopoietic stem cells reprogrammed to immature state as starting material to produce optimal iPSC cell therapy products
- iPSC-derived cells possess unlimited capability to multiply and differentiate at scale
- iPSC cells can be used for multiple gene edits followed by creating a master cell bank of a single engineered clone prior to differentiation into iPSC NK Cells
- A single master cell bank allows iPSC-derived products to be manufactured with greater consistency, at large scale and at reduced cost compared to donor-derived NK Cells

| | Target Product Profile | | | |
|---|---|---|---|---|
| | Autologous CAR-T | Allogeneic CAR-T | Donor-Derived CAR-NK[2] | iPSC-Derived CAR-NK |
| **EXPECTED SAFETY** | | | | |
| Graft Versus Host Disease Risk (GvHD) | Low | TBD | Low | **Low** |
| Cytokine Release Syndrome (CRS) or Neurotoxicity Risk | High | High | Low | **Low** |
| **MANUFACTURING** | | | | |
| Off-the-Shelf Product | - | + | + | ++ |
| Cost of Manufacturing | +++++ | ++ | ++ | + |
| Ease of Gene-Editing | ++ | + | ++ | +++++ |
| Master Cell Bank | - | + | + | +++ |
| Homogeneous Product | + | + | + | +++ |
| Batch-to-Batch Variation | Yes | Yes | Yes | **No** |
| Multiple Dosing | No | TBD | Yes | **Yes** |
| Quality Control Release | Multiple | Multiple | Multiple | **One-time** |
| **EXPECTED EFFICACY** | | | | |
| Persistence | +++++ | ++ | + | +++[3] |
| CAR-Independent Tumor Cytotoxicity | - | - | + | + |
| Improved Activity Against Solid Tumors | - | - | + | + |

(1) Based on a multiplicity of studies which were generally not conducted on a comparative basis
(2) Includes peripheral blood-derived and cord blood-derived CAR-NK Cells
(3) Target product profile requires validation from clinical studies, *in vivo* experiments are being conducted to support this claim

24

# Cytovia Has a Fully-Integrated, In-House Process Development and cGMP Manufacturing Capabilities for iNK Cell Platform[1]


TALEN® / Cellectis
Validated Gene Editing Technology
New Compositions of Matter
cGMP iPSC Line
Gene-Editing(2)
Edited iPSC MCB(3)
iPSC NK Differentiation
iNK/CAR iNK Expansion
Cryopreservation Process
Expansion with Feeder Cell(4)
Validated Targets/scFv
GPC3: Dr. Ho/NCI
EGFR: Dr. Caligiuri/Cytoimmune
CD38: Dr. Bensussan/INSERM
Optimized Integration Loci
Dr. Eyquem/UCSF

(1) Puerto Rico-based cGMP manufacturing facility expected to be operational in early 2022
(2) One-time event for each program
(3) MCB = Master Cell Bank
(4) Feeder cell free process in development

25

TALEN® Gene-Edited iNK and CAR-iNK Cells TALEN® Gene-Edited iNK Cells for Augmenting Persistence and Performance of NK Cells Cellectis’ proprietary gene targeting method to edit cells - cutting DNA at the optimal locus and repairing it to knock-in and knock-out desired edits  TALEN® Gene-Editing Expertise Higher target specificity with customized nucleases for specific loci than CRISPR/Cas9 Permanent modifications Higher knock-out and knock-in efficiency to Cas9 Can be used to: Augment NK Cell anti-tumor functions by targeted CAR insertion Knock-out or integrate genes of interest involved in NK Cell exhaustion, activation, tolerance or memory Allogeneic, iNK & CAR-iNK Expertise

Cytovia-UCSF Collaboration Designed to Identify Optimal Loci for Gene-Editing Seeking to develop next-generation CAR-NK Cells with improved tumor killing activity, persistence and therapeutic activity as well as more standardized manufacturing Gene targeting of optimally designed CAR in NK Cells AIM 2 Finding the optimal locus to integrate CAR transgene AIM 3 Fine tuning the CAR signaling domain for NK Cells AIM 1 Optimizing gene targeting in NK Cells Illustration of TALEN® Design Justin Eyquem, PhD Senior Fellow UCSF - Parker Institute For Cancer Immunotherapy Principal Investigator UCSF – Eyquem Lab

# NK-Cell Engager Platform:
# Proprietary BsAb Technology to Redirect and Further Activate NK cells

*Flex-NK™ Cell Engager multi-specific antibodies help redirect NK Cells towards their target and further activate their killing activity at the tumor site*



Antigen A
H
Antigen A
L1
NKp46
NKp46
Proprietary
Mutations
L2
IgGFc

- Proprietary mutations enable consistent pairing of heavy and light chains
- Higher avidity, improved affinity and specificity for target
- Enhancement of NK Cell function against target cells
- Low immunogenicity
- Good stability
- IP secured from scientific co-founder
- Manufacturability established(1)



Flex-Linker



Jean Kadouche, PhD
Co-founder

Cytovia Therapeutics

Flex-linker facilitates binding to multiple antigens on different cells

(1) Data on file
Source: Golay et al. J.Immunol 2016

28

# Cytovia's Differentiated Approach to Engage NK Cells

*NKp46 is a preferred activating receptor to induce NK Cell-mediated anti-tumor immunity in solid tumors*

## Significant Benefits of NKp46/CD16 as an Activating Receptor

- Primary driver of NK Cell's "natural cytotoxicity"
- Mediates NK Cell lysis of autologous, allogeneic or xenogeneic cells
- NKp46 shows sustained expression on NK Cells in the tumor microenvironment while other activating receptors, such as NKG2D, NKp30, CD16 and NKp44 are downregulated


A
Density plots
Heatmaps
NKp46
CD16
NKp44
Blood
Tumor
Cluster # 1
Cluster # 2
B
C
Blood
NAT
Tumor
Healthy
Breast
Liver
Head & Neck
Met. Mel
Lung
Kidney

(A) t-SNE[1] analysis of NK Cells from peripheral blood, and tumor tissue. Color-coded heatmaps show the relative staining intensity for each marker (lowest intensity in blue, highest in red)

(B) Flow cytometry study showing the percentage of NKG2D- and NKp46-positive NK cells in blood, normal adjacent tissues to the tumor and tumors

(C) Median fluorescence intensity for NKp46 staining, on the flow cytometry of peripheral NK Cells from cancer patients and healthy donors

## Select NK-Engagers In Development

| | Program | Pre-clinical | Phase 1 | Phase 2 | Phase 3 |
|---|---|---|---|---|---|
| **NKp46/CD16** | | | | | |
| Cytovia | CYT-303 (GPC3) | Pre-clinical | | | |
| Cytovia | CYT-338 (CD38) | Pre-clinical | | | |
| innate pharma / sanofi | IPH6101 (CD123) | | Phase 1/2 | | |
| **CD16** | | | | | |
| AFFIMED | AFM13 (CD30) | | | Phase 2 | |
| AFFIMED | AFM24 (EGFR) | | Phase 1/2 | | |
| AFFIMED / Genentech | RO7297089 (BCMA) | | Phase 1 | | |
| GT Biopharma | GTB-3650 (CD33) | Pre-clinical | | | |
| GT Biopharma | GTB-4550 (PD-L1) | Pre-clinical | | | |
| GT Biopharma | GTB-5550 (B7-H3) | Pre-clinical | | | |
| **CD16 and NKG2D** | | | | | |
| Dragonfly | DF1001 (HER2) | | Phase 1/2 | | |
| **Undisclosed** | | | | | |
| Dragonfly / Bristol Myers Squibb | CC-96191 (CD33) | | Phase 1 | | |
| Dragonfly / Bristol Myers Squibb | CC-92328 (Undisclosed) | | Phase 1 | | |
| Dragonfly / Gilead | DF7001 (5T4) | Pre-clinical | | | |

Confidential

(1) t-SNE: t-distributed Stochastic Neighbor Embedding
Source: Gauthier et al, Cell 2019, 177, 1701-1713

29

# Multiple Anticipated Near-term Value Inflection Points

**1H '22**
Initial pre-clinical data for iNKs + Flex-NK™ Cell Engagers

**2H '22**
Complete IND enabling studies of Flex-NK™ Cell Engager (CYT-303) and iNK (CYT-100)

**2H '22**
Deliver GMP CYT-303 Phase 1 clinical supply

**2H '22**
File first IND (Flex-NK™ CYT-303)

**2H '22**
Proof-of-concept of gene-edited iNKs (CYT-150) and CD38 Flex-NK™ Cell Engager (CYT-338)

**1H '23**
File second IND (iNK CYT-100)

**1H '23**
Initiate disease-specific Phase 1 to evaluate CYT-303 and CYT-100 alone and in combination

**1H '23**
Complete IND enabling studies of CYT-150 and CYT-338

**2H '23**
File INDs for CYT-150 and CYT-338

**2H '23**
Preliminary Phase 1 data of CYT-303 and CYT-100

1H '22 — 2H '22 — 1H '23 — 2H '23

30

Key Investment Considerations First-in-class GPC3-targeting program for HCC with in vivo proof-of-concept and initial INDs expected in 2022 and 2023 1 First company to combine proprietary NK Cell engager antibodies & iPSC-derived NK Cells 2 Integrated R&D and cGMP cell manufacturing led by entrepreneurial management team 3 First NK company to establish China focused strategic collaboration (CytoLynx) 5 Expanding network of academic and corporate partnerships 4 Broad pipeline including Multiple Myeloma and Glioblastoma programs 6

Risk Factors Certain Risks Related to Cytovia Holdings, Inc. The below list of key risks has been prepared for the purposes of the proposed private placement transaction (the “Private Placement”) as part of the Proposed Business Combination, and for potential investors in the Private Placement. Unless the context otherwise requires, all references in this subsection to the “Company,” “Cytovia,” “we,” “us” or “our” refer to the business of Cytovia Holdings, Inc. and its subsidiaries prior to the consummation of the Proposed Business Combination. The risks presented below are some of the general risks to the business and operations of Cytovia following completion of the Proposed Business Combination. You should carefully consider these risks and uncertainties and should carry out your own diligence and consult with your own financial and legal advisors concerning the risks and suitability of an investment in this offering before making an investment decision. Risks relating to the business of Cytovia will be disclosed in future documents filed or furnished with the SEC, including documents filed or furnished in connection with the Proposed Business Combination between Isleworth and Cytovia. The risks presented in such filings will be consistent with those that would be required for a public company in SEC filings and may differ and may differ significantly from and be more extensive than those presented below. The risk factors presented in this presentation are qualified in their entirety by disclosures contained in future documents filed or furnished by Cytovia and Isleworth with the SEC. These risk factors are not exhaustive, and investors are encouraged to perform their own investigation with respect to the business, financial condition and prospects of Cytovia following the completion of the of the Proposed Business Combination. Investors should carefully consider the following risk factors in addition to the information included in the investor presentation. Cytovia may face additional risks and uncertainties that are not presently known to it, or that it currently deems immaterial, which may also impair Cytovia’s business, results of operations, financial condition or future growth prospects. Risks Related to Cytovia’s Financial Condition, Limited Operating History, and Need for Additional Capital Cytovia has incurred significant operating losses since inception and anticipates that it will continue to incur substantial operating losses for the foreseeable future and may never achieve or maintain profitability. Cytovia has a limited operating history and has no products approved for commercial sale, which may make it difficult for you to evaluate the success of its business to date and to assess its future viability. Even if the Business Combination is successful, Cytovia will require substantial additional funding to finance its operations. If Cytovia is unable to raise capital when needed, it could be forced to delay, reduce or terminate certain of its development programs or other operations. Cytovia’s history of recurring losses and anticipated expenditures raise substantial doubts about its ability to continue as a going concern. Cytovia’s ability to continue as a going concern requires that it obtain sufficient funding to finance its operations. Risks Related to Cytovia’s Business and Industry Cytovia’s product candidates are in early stages of development, and therefore will require extensive additional preclinical and clinical testing. Success in preclinical studies or early-stage clinical trials may not be indicative of results in future clinical trials and Cytovia cannot assure you that any ongoing, planned or future clinical trials will lead to results sufficient for the necessary regulatory approvals. Cytovia’s approach to the development of product candidates based on its iPSC-derived NK cell platform and Flex-NK cell engager antibody platform is unproven, and it does not know whether it will be able to develop any products of commercial value, or if competing technological approaches will limit the commercial value of its product candidates or render its platforms obsolete. Clinical product candidate development involves a lengthy and expensive process and involve uncertain outcomes. Cytovia may incur additional costs and encounter substantial delays or difficulties in its clinical trials. If Cytovia encounters difficulties in enrolling patients in its future clinical trials, Cytovia’s clinical development activities could be delayed or otherwise adversely affected. Cytovia may not be able to file Investigational New Drug Applications to commence its future clinical trials on the timelines it expects, and even if it is able to, the FDA or comparable foreign authority may not permit it to proceed. Cytovia’s product candidates may cause serious adverse events or undesirable side effects or have other properties that may delay or prevent regulatory approval, cause it to suspend or discontinue clinical trials, limit the commercial profile of an approved label, or result in significant negative consequences following marketing approval, if any.

Risk Factors (cont’d) Risks Related to Manufacturing and Cytovia’s Dependence on Third Parties Cytovia has established manufacturing facilities for the production of its product candidates and other future products. As an organization, Cytovia has limited experience in the construction of a manufacturing plant, and accordingly, it cannot assure you it will be able to meet regulatory requirements. Delays in validations, qualifications, or commissioning and receiving regulatory approvals for its manufacturing facility could delay its development plans and thereby limit its ability to generate product revenues. The manufacturing of Cytovia’s product candidates will be very complex. Cytovia is subject to a multitude of manufacturing risks, any of which could substantially increase its costs, delay its programs or limit supply of its product candidates. Cytovia depends on strategic partnerships and collaboration arrangements, such as its collaboration arrangements with Cellectis to develop TALEN® gene-edited iNK cells, CytoImmune Therapeutics for EGFR CAR-NK cell application to its iPSC CAR NK technology, for the development of its iPSC-derived NK cell platform and Flex-NK cell engager antibody platform, and CytoLynx Therapeutics with respect to research and development, manufacturing and potential commercialization capabilities in China, and if these arrangements are unsuccessful, this could result in delays and other obstacles in the development, manufacture or commercialization of any of its product candidates and materially harm its results of operations. Cytovia relies upon third parties to conduct certain research and development activities and assist it with its preclinical trials and future clinical trials and commercial sale, if approved, of its product candidates. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, Cytovia may not be able to timely develop, manufacture, obtain regulatory approval for or commercialize its product candidates and its business could be substantially harmed. A disruption to Cytovia’s internal or third-party manufacturing operations, or its, its third-party suppliers’ or manufacturers’ inability to manufacture sufficient quantities of its antibody product candidates at acceptable quality levels or costs, or at all, would materially and adversely affect its business. Cytovia’s product candidates rely on the availability of specialty raw materials, which may not be available to it on acceptable terms or at all. If conflicts arise between Cytovia and its collaborators or strategic partners, these parties may act in a manner adverse to Cytovia and could limit its ability to implement its strategies. Cytovia may not realize the benefits of potential future collaborations, licenses, product acquisitions, or other strategic transactions. Cytovia’s employees, principal investigators, consultants and commercial partners may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements and insider trading. Cytovia’s business involves the use of hazardous materials and it and its third-party manufacturers and suppliers must comply with environmental, health and safety laws and regulations, which can be expensive and restrict or interrupt Cytovia’s business. There are substantial operational, financial, regulatory and political risks with Cytovia’s strategic partnership withCytolynx. Cytovia is relying upon OcyonBio to ensure timely completion of a cGMP autonomous facility to manufacture its iNK cells, and Cytovia currently does not have a backup cGMP cell manufacturing plan. Risks Related to Cytovia’s Intellectual Property Any failure to obtain, maintain, protect, or enforce Cytovia’s intellectual property and proprietary rights, or if the scope of intellectual property protection it obtains is not sufficiently broad, could impair its ability to compete or protect its proprietary technology and its brand. Cytovia depends on intellectual property licensed from third parties and any failure to comply with its obligations under its license agreements or a termination of any of these licenses could result in the loss of significant rights, which would harm its business. Third-party claims of intellectual property infringement may prevent or delay Cytovia’s product discovery and development efforts Cytovia may be subject to claims asserting that its employees, consultants or advisors have wrongfully used or disclosed alleged trade secrets of their current or former employers or claims asserting ownership of what it regards as its own intellectual property. Cytovia may be involved in lawsuits to protect or enforce its patents or the patents of its licensors, which could be expensive, time-consuming and unsuccessful. Further, Cytovia’s issued patents could be found invalid or unenforceable if challenged in court. Changes in U.S. patent law or the patent law of other countries or jurisdictions could diminish the value of patents in general, thereby impairing Cytovia’s ability to protect its current and any future product candidates. Patent terms may be inadequate to protect Cytovia’s competitive position on its product candidates for an adequate amount of time. If Cytovia or its licensors do not obtain patent term extension for Cytovia’s product candidates, its business may be materially harmed. Cytovia may not be able to protect its intellectual property rights throughout the world. Cytovia may not identify relevant third-party patents or may incorrectly interpret the relevance, scope or expiration of a third-party patent, which might adversely affect its ability to develop, manufacture and eventually market its product candidates. Obtaining and maintaining Cytovia’s patent rights depends on compliance with various procedural, document submission, fee payment and other requirements imposed by government patent agencies, and Cytovia’s patent protection could be reduced or eliminated for noncompliance with these requirements. If Cytovia is unable to protect the confidentiality of its trade secrets, its business and competitive position would be harmed. Any trademarks Cytovia may obtain may be infringed or successfully challenged, resulting in harm to its business. Intellectual property rights do not necessarily address all potential threats to Cytovia’s business.

Risk Factors (cont’d)   Risks Related to Regulation and Legal Compliance29 Even if Cytovia obtains regulatory approvals for its product candidates, they will remain subject to ongoing regulatory oversight. The regulatory processes that will govern the approval of Cytovia’s product candidates are complex and changes in regulatory requirements could result in delays or discontinuation of development or unexpected costs in obtaining regulatory approval. Cytovia is dependent on the successful clinical development, regulatory approval and subsequent commercialization of its product candidates. If Cytovia is not able to obtain required regulatory approvals, it will not be able to commercialize its product candidates and its ability to generate product revenue will be adversely affected. Cytovia’s fully integrated product candidates represent new therapeutic approaches that could result in heightened regulatory scrutiny, delays in clinical development or delays in or its inability to achieve regulatory approval, commercialization, or payor coverage of its product candidates. Even if any of Cytovia’s product candidates receives marketing approval, it may fail to achieve market acceptance by physicians, patients, third-party payors or others in the medical community necessary for commercial success. Even if Cytovia obtains and maintains approval for its product candidates from the FDA, Cytovia may never obtain approval outside the United States, which would limit its market opportunities. Cytovia expects the product candidates it develops will be regulated as biologics, and therefore they may be subject to competition sooner than anticipated. If Cytovia commercializes its product candidates outside the United States, a variety of risks associated with international operations could harm its business. Actual or perceived failures to comply with applicable data protection, privacy and security laws, regulations, standards and other requirements could adversely affect Cytovia’s business, results of operations, and financial condition. Even if Cytovia is able to commercialize any product candidates, these products may become subject to unfavorable pricing regulations, third-party reimbursement practices or healthcare reform initiatives, which would harm our business. Cytovia’s relationships with customers, health care professionals and third-party payors may be subject to applicable healthcare laws, which could expose Cytovia to significant penalties. Recently enacted and future legislation may increase the difficulty and cost for Cytovia to obtain marketing approval of and commercialize Cytovia’s product candidates and affect the prices Cytovia may obtain. Risks Related to Cytovia’s Business Operations, Employee Matters and Managing Growth Cytovia’s business, operations and clinical development plans and timelines could be adversely affected by the effects of health epidemics, including the ongoing COVID-19 pandemic, on the manufacturing, clinical trial and other business activities performed by us or by third parties with whom we may conduct business. Cytovia’s ability to develop its proprietary technology platforms and products and its future growth depends on retaining its key personnel and recruiting additional qualified personnel. Cytovia plans to expand its organization, and it may experience difficulties in managing this growth, which could disrupt its operations. Cytovia, including is Puerto Rican subsidiary, Cytovia Biologics L.L.C., or the third parties upon whom it depends, may be adversely affected by thunderstorms, tornadoes, earthquakes or other natural disasters, and Cytovia’s business continuity and disaster recovery plans may not adequately protect it from a serious disaster. Cytovia currently has no marketing, sales, or distribution infrastructure, and it intends to either establish a sales and marketing infrastructure or outsource this function to a third party. Either of these commercialization strategies carries substantial risks to Cytovia, including the failure to commercialize its products successfully. Cytovia’s internal computer systems and cloud-based computing services, or those of its collaborators or other contractors or consultants, may fail or suffer security breaches, which could result in a significant disruption of Cytovia’s product development programs and its ability to operate its business effectively, and adversely affect its business and operating results. Cytovia’s ability to obtain government grants and tax credits may be affected by government policies. Cytovia’s ability to use its net operating losses to offset its future taxable income may be subject to certain limitations. Changes in tax laws, including the interpretation thereof, could adversely affect Cytovia’s business, cash flow, financial condition, and results of operations. There are risks inherent in Cytovia’s business that may subject it to potential product liability suits and other claims, which may require Cytovia to engage in expensive and time-consuming litigation or pay substantial damages and may harm its reputation and reduce the demand for its product. Upon consummation of the Business Combination, a total of approximately 63.2M shares of New Cytovia Common Stock will be outstanding. All shares issued in the Business Combination will be freely tradable without registration under the Securities Act, and without restriction by persons other than New Cytovia’s “affiliates” (as defined under Rule 144 of the Securities Act, “Rule 144”), including New Cytovia’s directors, executive officers and other affiliates. The grant and future exercise of registration rights may adversely affect the market price of New Cytovia shares upon consummation of the Business Combination. In addition, the shares of New Cytovia Common Stock reserved for future issuance under the Equity Incentive Plan will become eligible for sale in the public market once those shares are issued. Because there are no current plans to pay cash dividends on New Cytovia Common Stock for the foreseeable future, you may not receive any return on investment unless you sell New Cytovia Common Stock for a price greater than that which you paid for it. New Cytovia may issue additional shares of its common stock or other equity securities without your approval, which would dilute your ownership interests and may depress the market price of New Cytovia Common Stock. Anti-takeover provisions in New Cytovia’s amended and restated certificate of incorporation and under Delaware law could make an acquisition of New Cytovia, which may be beneficial to its stockholders, more difficult and may prevent attempts by its stockholders to replace or remove New Cytovia’s current management. New Cytovia’s amended and restated certificate of incorporation that will be in effect upon the closing of the Business Combination will provide that the Court of Chancery of the State of Delaware and the federal district courts of the United States of America will be the exclusive forums for substantially all disputes between New Cytovia and its stockholders, which could limit its stockholders’ ability to obtain a favorable judicial forum for disputes with New Cytovia or its directors, officers or employees. We may be subject to securities litigation, which is expensive and could divert management attention. [Cytovia does not intend to pay cash dividends for the foreseeable future.]